Exhibit 99.2

 UTStarcom Holdings Corp. Second Quarter 2014 Results NASDAQ: UTSI August 15, 2014 Mr. Himanshu Shah, Chairman of the Board Mr. William Wong, CEO Mr. Robert Pu, CFO Mr. Lin Song, CEO of iTV Media Inc. 1

Disclosure & Forward Looking Statements This investor presentation contains forward-looking statements, including statements regarding the Company's expectation regarding its strategic initiatives and business outlook. Forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company, the Company’s future performance and the industries in which the Company operates as well as on the Company management's assumptions and beliefs. These forward-looking statements are only predictions and are subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, successfully operate and grow its services business, execute its business plan and manage regulatory matters, as well as the risk factors identified in the Company’s latest Annual Report on Form 20-F, and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances occurring after the date of this investor presentation. The Company is in a period of significant transition and the conduct of its business is exposed to additional risks as a result. 2

3 Earnings Call Agenda Comments from the New Chairman of the Board Update on Operating Progress Our Portfolio Company – iTV Media Our Go-forward Strategy Overview of Second Quarter 2014 Results Company Outlook 1 2 3 4 5 6

Comments from the New Chairman of the Board 4

Update on Operating Progress 5

Operating Highlights 6 We continued to make great strides in setting the stage for global growth and there were several operational highlights in the second quarter: Completed a successful proof of concept test of our Software Defined Networking (SDN) technology, which will evolve into a new product platform for our broadband business. Introduced carrier-class Wi-Fi data offload technology, which is a product category that is rapidly gaining momentum with our core base of cable and telecommunications service operators. Began shipment against the $24 million contract in broadband access equipment that we won in the first quarter of this year for Bharat Sanchar Nigam Ltd. (BSNL), a major telecom incumbent in India. Reaffirmed our commitment to the U.S. market by moving into a larger office in the heart of Silicon Valley as we ramp up our sales and marketing efforts to U.S. telecommunications carriers and cable service providers.

Driving The Broadband Business 7 Packet Optical Transport TN765, a premier product that we introduced earlier in the year, is showing early signs of sales momentum. We have begun the final acceptance process with a tier one operator in Japan and received order for commercial trial. Wi-Fi Data Offloading Bolstered Wi-Fi solutions offering with the global launch of a carrier-grade Wi-Fi data offloading product after successfully deploying it in a very large scale on the network of Japan’s Softbank. The global market for carrier-grade Wi-Fi equipment is growing rapidly, amongst both telecommunications and cable operators. Our Access Controller, which controls as much as ten times more Access Points than other offerings in the market, puts us on the forefront of the market. Software Defined Networking (SDN) Successfully completed proof of concept test with several major tier one operators. UTStarcom is ahead of the market in SDN-based solutions for network operators and we aim to lead the industry in this product category. In the second quarter, we continued to innovate and make bold moves in the market to capture future opportunities in three key product categories:

Strategic Investment in New Media 8 We remain committed to our investments in iTV Media and aioTV. As the single largest investor in both companies, we continue to benefit through their growth and the development of their businesses while exploring ways to package their media services and technology with our broadband products. aioTV Continues to make measurable progress in its subscriber growth and rolling out its trials and customer engagement in Mexico, Colombia, Canada and the United States. In talks with several of the largest operator in Latin America and the Caribbean and are expecting new contracts for the deployment later this year. iTV Media iTV Media’s CEO Lin Song, will discuss iTV Media’s progress on slide 9.

Our Portfolio Company – iTV Media 9

iTV Media 10 iTV Media continues to make progress in deploying the TV-over-IP service that it has launched with Thailand’s largest telecom operator, TOT. Continue to see dramatic customer adoption of our service package. MeTV, iTV Media’s business entity in Thailand, is expected to be operating cash flow breakeven by the end of 2014. iTV Media also builds and operates the Smart TV and Mobile TV services for Samsung in Thailand, which have acquired hundreds of thousands subscribers for both free and paid services with Samsung. iTV Media is a multichannel service provider and is unique because iTV Media owns the whole suite of platform technology that allows it to offer the best quality of service with unmatchable user experience. While most of the service providers have to rely on third parties to build their platforms, iTV Media can improve its platform on a continued basis and thus, stay ahead of the curve.

Our Go-forward Strategy 11

 Our post-restructuring plan includes several specific initiatives: The core of our strategy is growing our broadband business, which will be the primary revenue contributor. Formally opened new Silicon Valley office in June to serve as an R&D and product testing lab as well as to house product demonstrations for prospective customers. Have greatly expanded our global marketing and sales initiatives, especially through our presentations and participation in industry conferences. Our broadband, WiFi and SDN experience, as well as the TV-over-IP and OTT video expertise from our portfolio companies, give us the unique advantage to package solutions that are perfect fit to resolve the issues in broadband services offering, OTT video addition, large scale WiFi hotspot management, and new enterprise services offerings in the cable industry. Have made significant developments in building out our broadband product portfolio in the three key areas (Packet Optical Transport, Wi-Fi solutions, and SDN). Continue to make good progress in India to extend our success in India’s broadband market. Add new technologies and products to our portfolio through joint R&D efforts, like our partnership with DASAN Networks in South Korea. Our Go-forward Strategy 12

 We will maximize our investment return in iTV Media and aioTV We benefit as an investor in the appreciation of the value of their businesses. Our investments in iTV Media and aioTV provide opportunities for UTStarcom to market new media products to our broadband customers. These investments are yielding insights to ensure that our broadband technology is capable of supporting networks that deliver highly customized, “on demand” mobile and fixed-line entertainment features that consumers want. These will further differentiate our SDN platform as well. We will continue to improve operation efficiency We have reported several successive quarters of significant year-over-year decreases in expenses to streamline our core business and invest in growth initiatives. We will continue our cost control efforts to protect shareholder value. Our Go-forward Strategy 13

Overview of Second Quarter 2014 Results 14

15 Financial Highlights Revenue was better than expected in the second quarter. Gross margin improved sequentially. Continued to make significant OPEX reduction year over year. Maintained a strong balance sheet with $95.1 million in cash and no debt.

Total Revenue Total revenue for the second quarter of 2014 were $31.9 million versus $47.7 million for the second quarter of 2013. 16 Total revenues for the first half of 2014 were $64.2 million versus $84.9 million for the first half of 2013. US$ in millions US$ in millions

Gross Profit 17 Gross profit was $6.4 million for the second quarter of 2014, compared to $9.6 million for the second quarter of 2013. Gross profit was $11.0 million for the second quarter of 2014, compared to $21.2 million for the second quarter of 2013. US$ in millions US$ in millions

Gross Margin 18 Gross margin was 20.1% for the second quarter of 2014, compared to 20.0% for the second quarter of 2013. Gross margin was 17.1% for the first half of 2014, compared to 25.0% for the first half of 2013.

Operating Expenses 19 Operating expenses were $9.2 million for the second quarter of 2014, a decrease of 14.7% from $10.8 million for the second quarter of 2013. Operating expenses were $17.1 million for the first half of 2014, a decrease of 34.3% from $26.1 million for the first half of 2013. US$ in millions US$ in millions

Operating Loss 20 Operating loss was $2.8 million for the second quarter of 2014, compared to operating loss of $1.3 million for the second quarter of 2013. Operating loss was $6.1 million for the first half of 2014, compared to operating loss of $4.9 million operating loss for the first half of 2013. US$ in millions US$ in millions

Net Loss 21 Net loss was $4.6 million for the second quarter of 2014, compared to net loss of $2.1 million for the second quarter of 2013. US$ in millions Net loss was $7.9 million for the first half of 2014, compared to net loss of $7.1 million for the first half of 2013. US$ in millions

 Cash balance of $95.1 million in cash, cash equivalents and short-term investment, and no debt. Cash used in operating activities for the second quarter of 2014 was $3.5 million. Cash used in investing activities for the second quarter of 2014 was $2.9 million. Cash from financing activities for the second quarter of 2014 was nil. Cash Flow Analysis 22

Company Outlook 23

24 The Company is still moving through a transition post-restructuring. New products are in early stages of their product life cycle. The Company is fully committed to broadband as the driver of our business and new products will become solid revenue contributors beginning in later part of 2014. The Company anticipates total revenues in the third quarter of 2014 to be in the range of $25 million to $30 million. Will continue to work to mitigate the pressure on gross margin and expect that it will remain relatively stable through the remainder of the year. The Company will maintain a tight focus on cost control. Expect to deliver incremental improvements in financial performance compared to 2013. Company Outlook

Investor Relations Contacts UTStarcom, Investor Relations Jane Zuo Tel: +852-3750-7632 Email: jane.zuo@utstar.com FTI Consulting, Inc. May Shen (Beijing) Tel: +86-10-8591-1951 Email: May.Shen@fticonsulting.com Daniel DelRe (Hong Kong) Tel: +852-3768-4547 Email: Daniel.DelRe@fticonsulting.com Simona Kormanikova (New York) Tel: +1 212-850-5685 Email: Simona.Kormanikova@fticonsulting.com 25